UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

October 30, 2017

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Reference:  Relevant Information Communication

Dear Sirs:

Hereby, in accordance with the provisions of article 28 of the Securities Market Law – whose Consolidated Text was approved by Supreme Decree No. 093-2002-EF- and by the Regulations of Relevant and Reserved Information Communications, approved by Resolution SMV N ° 005-2014-SMV / 01, we comply with informing, as Relevant Information Communication, that today, the Board of Directors of Graña y Montero S.A.A (the "Company"), in accordance with the financial information presented by management, has approved certain adjustments to the unaudited financial statements of the Company that were closed as of December 31, 2016. These adjusted financial statements are attached as Appendix 1 to this communication.

Bearing in mind that most of these adjustments are clearly accounting adjustments, they do not represent a material impairment of the Company's financial situation and are mainly due to circumstances that occurred during 2017, which -according to the interactions that were maintained with Gaveglio, Aparicio y Asociados S.C. of R.L. (PWC) before the termination of the audit contract-, it was convenient to include them in the financial statements as of December 31, 2016. Appendix 2 of this communication includes an explanation of the main adjustments.

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: October 30, 2017

APPENDIX 1

UNAUDITED FINANCIAL STATEMENTS OF GRAÑA Y MONTERO S.A.A.,
 CLOSED AS OF DECEMBER 31, 2016

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS		LIABILITIES AND EQUITY

	December 31,		December 31,
	2016		2016

Current assets		Current liabilities
Cash and cash equivalents	606,949	Borrowings	1,961,043
Financial asset at fair value through profit or loss		Bonds	46,091
Trade accounts receivables	1,086,913	Trade accounts payable	1,278,387
Unbilled work in progress	683,242	Accounts payable to related parties	80,217
Accounts receivable from related parties	181,664	Current income tax	62,160
Other accounts receivable	659,377	Other accounts payable	1,096,307
Inventories	1,107,702	Provisions	14,531
Prepaid expenses	51,348	Total current liabilities	4,538,736
	4,377,547
		Non-current liabilities
Non-current assets classified as held for sale		Borrowings	419,395
		Long-term bonds	921,623
Total current assets	4,399,932	Other long-term accounts payable	512,803
		Long-term accounts payable to related parties
Non-current assets		Provisions	31,155
Long-term trade accounts receivable	667,519	Derivative financial instruments	1,081
Long-term unbilled work in progress	197,586	Deferred income tax liability	75,983
Long-term accounts receivable from related parties		Total non-current liabilities	2,027,360
Prepaid expenses	23,526	Total liabilities	6,566,096
Other long-term accounts receivable	357,952
Available-for-sale financial assets	-	Equity
Investments in associates and joint ventures		Capital	660,054
Investment property	49,357	Legal reserve	132,011
Property, plant and equipment	1,113,599	Optional reserve	29,974
Intangible assets	960,286	Share Premium	882,464
Deferred income tax asset	292,375	Other reserves	(167,572)
Total non-current assets	5,137,029	Retained earnings	916,396
		Equity attributable to controlling interest in the Company
		Non-controlling interest	517,538
		Total equity	2,970,865
Total assets	9,536,961	Total liabilities and equity	9,536,961

CONSOLIDATED INCOME STATEMENT

		For the year
		ended December 31,
	Note	2015	2016

Revenues from construction activities		5,513,655	3,945,599
Revenues from services provided		1,901,498	1,895,296
Revenue from real estate and sale of goods		417,280	643,373
		7,832,433	6,484,268

Cost of construction activities		(5,310,003)	(3,757,032)
Cost of services provided		(1,523,358)	(1,671,783)
Cost of real estate and goods sold		(296,267)	(440,786)
		(7,129,628)	(5,869,601)
Gross profit		702,805	614,667

Administrative expenses		(413,380)	(398,695)
Other income and expenses		57,287	(13,270)
Gain from the sale of investments		(8,289)	46,336
Operating profit		338,423	249,038

Financial expenses		(176,802)	(174,789)
Financial income		38,107	20,792
Share of the profit or loss in associates and joint
ventures under the equity method of accounting		17,603	(102,491)
Profit before income tax		217,331	(7,450)
Income tax		(75,619)	(48,960)
Profit for the period		141,712	(56,410)

Profit attributable to:
Owners of the Company		88,154	(117,735)
Non-controlling interest		53,558	61,325
		141,712	(56,410)

Earnings per share from continuing operations
attributable to owners of the Company during
the period		0.134	-0.178

CONSOLIDATED STATEMENT OF CASH FLOWS

		For the year
		ended December 31,
	Note	2015	2016

OPERATING ACTIVITIES
Profit before income tax		217,331	(7,450)
Adjustments to profit not affecting cash flows from
operating activities:
Depreciation		217,070	205,522
Amortization of other assets		89,355	82,743
Impairment of inventories		17	36,353
Impairment of accounts receivable and other accounts receivable		5,806	419,584
Debt forgiveness		-	(431,484)
Impairment of property, plant and equipment		9,677	9,263
Impairment of intangible assets		-	54,308
Financial expenses-CCDS		-	7,004
Expenses for liquidation of works - CCDS		-	164
Indemnification for lost profit		-	(33,600)
Profit on fair value of financial asset at fair value through profit or loss		(2,740)	31
Change in the fair value of the liability for put option		(18,627)	(984)
Other Provisions		6,398	6,500
Dividends income from available-for-sale financial assets		(7,215)	-
Return receipt from Morelco		-	(6,658)
Remeasurement of purchase consideration of Morelco		-	(7,166)
Financial expense,net		129,365	106,742
Other provisions in CCDS		-	24,915
Share of the profit and loss in associates and joint ventures
under the equity method of accounting		(34,872)	102,491
Reversal of provisions		(7,796)	(20,853)
Lower of fixed assets		-	3,951
Lower of investments		2,755	1,227
Profit on sale of property, plant and equipment		(17,385)	(18,393)
Loss on financial asset at fair value through profit or loss		279	221
Loss on sale of non-current asset held for sale		171	22
Profit on sale from available-for-sale financial assets		-	(46,337)
Loss on sale of investments in subsidiaries		8,289	-
Loss on remeasurement of accounts receivable		-	20,274
Loss on remeasurement of investment		-	6,832
Net variations in assets and liabilities:
Trade accounts receivable		(99,446)	108,358
Other accounts receivable		(188,053)	(82,838)
Other accounts receivable from related parties		(133,286)	84,449
Inventories		(215,196)	30,300
Pre-paid expenses and other assets		11,667	(146)
Trade accounts payable		199,400	(85,781)
Other accounts payable		(45,096)	114,476
Other accounts payable to related parties		13,961	45,908
Other provisions		(6,770)	(2,756)
Interest payment		(114,027)	(171,572)
Payments related to Norvial Concession		(142,575)	(97,711)
Payment of income tax		(150,434)	(125,433)
Net cash applied to operating activities		(271,977)	332,476

INVESTING ACTIVITIES
Sale of available-for-sale investment		26	107,341
Sale of a financial asset through profit or loss		4,604	-
Sale of property, plant and equipment		55,832	66,086
Sale of financial asset at fair value through profit or loss		-	1,427
Sale of non-current assets held for sale		8,801	117
Refunding for price adjustment		-	6,658
Return of contributions		481	1,963
Interest received		32,162	15,368
Dividends received		59,175	27,992
Payment for purchase of a non-current asset held for sale		(22,297)	-
Payment for purchase of investments properties		(748)	(17,543)
Payments for intangible purchase		(32,883)	(45,706)
Payments for purchase and contributions on investment in associate and joint ventures		(463,103)	(389,658)
Payments for property, plant and equipment purchase		(193,156)	(147,732)
Net cash applied to investing activities		(551,106)	(373,687)

FINANCING ACTIVITIES
Loans received		4,442,858	3,941,750
Bonds issued		814,016	178,640
Amortization of loans received		(4,563,855)	(3,914,570)
Amortization of bonds issued		(16,480)	(25,281)
Payment for transaction costs for debt		(18,516)	(650)
Dividends paid to owners of the parent		(104,911)	(30,853)
Dividends paid to non-controlling interest		(4,535)	(25,473)
Cash received from non-controlling shareholders		10,329	8,034
Acquisition or sale of interest in a subsidiary of non-controlling shareholders		(223)	(45,835)
Net cash provided by financing activities		558,683	85,762
Net increase (net decrease) in cash		(264,400)	44,551
Cash and cash equivalents at the beginning of the year		818,402	554,002
Cash and cash equivalents at the end of the period		554,002	598,553

NON-CASH TRANSACTIONS:
Indemnification for lost profit		-	33,600
Debt capitalization		-	8,308
Acquisition of assets through finance leases		92,093	65,336
Recognition of debt as guarantor		-	608,247
Change in fair value of available-for-sale financial assets		19,973	-
Adjustment for deconsolidation of former subsidiaries		9,298	-
Establishment of joint operation - Panorama Plaza de negocios (net assets)		36,180	-

APPENDIX 2

EXPLANATION OF THE MAIN ADJUSTMENTS

From the business

Provision rebate / miscellaneous adjustments	(a)	S/ 5.36 million
Sunat Audit for Year 2001	(b)	S/ 14,17 million
Total		S/ 19.53 million

Acquisitions

Goodwill deterioration – Vial y Vives	(c)	S/ 54.93 million
Redemption of the acquisition value of Adexus	(d)	S/ 8,87 million
Total		S/ 63.80 million

Southern Gas Pipeline

Conversion to company in liquidation (CCDS)	(e)	S/ 15.16 million
Discount of the account receivable from GSP	(f)	S/ 33,61 million
Total		S/ 48.77 million

TOTAL GROSS EFFECTS	S/ 132.1 million
TOTAL NET EFFECTS	S/ 126.3 million

(a) Provision rebate/miscellaneous adjustments (S/ 5.3 million): Corresponds to the net amount of provisions rebate and/or adjustments made, within the framework of the interactions held with Gaveglio, Aparicio and Asociados S.C. of R.L. - PWC ("PWC"), as part of the external audit process that was been carried out with PWC.

(b) Sunat Audit for Year 2001 (S/14.1 million): This amount corresponds to an audit process initiated by Sunat in 2004 for the year 2001, which was resolved in September 2017 with an unfavorable result.

(c) Goodwill deterioration of Vial and Vives-DSD (S/ 54 million): The evaluation of the value of said company at the end of 2016 determined that there was no goodwill deterioration. However, during the audit process, the commercial perspectives used in determining the company's value were reviewed, adjusting them to the reality of the Chilean market and it was concluded that there was a deterioration in the investment.

(d) Redemption of the acquisition value of Adexus (S/ 8.8 million): After the interactions that were held with PWC, it was determined that the acquisition value estimated at the closing date of 2016 had to be adjusted, generating a negative impact of S/ 8.8 million

(e) Liquidation of the Ductos del Sur Construction Consortium (S/ 15.16 million): Given the termination of the gas concession contract for Gasoducto Sur Peruano that occurred in January 2017, the consortium should be registered as a company in process of liquidation. Said adjustment has generated a negative effect of S/ 15.1 million.

(f) Discount of the account receivable for the termination of the Gasoducto Sur Peruano concession contract (S/ 33.61 million): At the end of 2016, the discount of the account receivable was calculated considering the provisions of the concession contract.According to this contract, the recovery should occur within one year, which is why a one-year discount was established at the corresponding interest rate for that period. However, having passed several months since the termination of the contract without having initiated the return of the investment process, it has been estimated that the recovery of the same would occur in a longer period. The discount period applied is two years, which has generated a greater discount.

It is noted that - in accordance with what was indicated in the Relevant Information Communication of October 25, 2017 - the Company is conducting a comprehensive assessment of the impacts that a possible dispute with the Peruvian State in relation to the procedures for the termination of the GSP Project could have on the financial statements of the Company. After this evaluation has been carried out, it will be evaluated if it is necessary to make an additional adjustment for this concept.